AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
QUESTAR PIPELINE COMPANY

In accordance with the provisions of the Utah Revised Business Corporation Act and pursuant to resolutions adopted by its Board of Directors and Shareholders Questar Pipeline Company (the “Corporation”) hereby adopts the following Amended and Restated Articles of Incorporation:
ARTICLE I.
NAME
The name of the Corporation is Questar Pipeline Company.
ARTICLE II.
PURPOSES
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Utah Revised Business Corporation Act, as the same exists or as may hereafter be amended from time to time.
ARTICLE III.
STOCK
The Corporation shall have the authority to issue up to 25,000,000 shares of common stock having a par value of $1.00 per share and up to 5,000,000 shares of preferred stock without par value. Shares of preferred stock may be issued from time to time in one or more series having rights, terms and restrictions as may be determined by the Board of Directors.
ARTICLE IV.
REGISTERED AGENT
The address of this Corporation’s registered office and the name of its registered agent at such address is:
T.C. Jepperson
333 South State Street
Salt Lake City, Utah 84111

The undersigned officer of the Corporation hereby affirms under penalties of perjury that the facts stated herein are true, and has signed these Amended and Restated Articles of Incorporation on May 10, 2012.

/s/R. Allan Bradley
President and Chief Executive Officer, Questar Pipeline